May 29, 2015

SUBMITTED VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Amanda Ravitz
Geoffrey Kruczek
Kate Maher

Re:    DexCom, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 25, 2015
File No. 000-51222
Responses to Staff comments made by letter dated May 19, 2015

Ladies and Gentlemen:

Set forth below are the responses of DexCom, Inc., a Delaware corporation (“DexCom”), to comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 19, 2015 (the “Comment Letter”) that relate to DexCom’s Form 10-K for the fiscal year ended December 31, 2014 (File No. 000-51222), originally filed by DexCom with the Commission on February 25, 2015 (the “10-K”). Future filings by DexCom will be updated in response to Staff comments made in the Comment Letter, as set forth below. The headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter and are presented below in bold italics.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

1.
We note your disclosure regarding how increased sales volume of “durable systems” and “disposable sensors” resulted in the increased product revenue you disclose. So that investors will have a better understanding of the magnitude of the “growth of [y]our installed base of customers using [y]our G4 PLATINUM system” and the underlying drivers of the changes in revenue, please tell us and revise future filings to clarify the relative proportion of the sales volume increase attributable to durable systems and to disposable sensors. Likewise, please tell us and revise future filings to clarify how the relative “mix” of sales of G4 PLATINUM compared to SEVEN PLUS changed, resulting in the gross profit changes to which you refer.

DexCom respectfully advises the Staff that it anticipates that for at least the next 12 months, as its revenue continues to grow, the revenue attributable to its disposable sensors and durable products (receivers and transmitters) will continue to approximate 70% and 30%, respectively, of its total revenue. This is consistent with public comments DexCom has made on recent analyst calls and at recent public conferences.

Compared to the SEVEN PLUS, the G4 PLATINUM system yields higher margin and greater gross profit, primarily as a result of improvements to DexCom’s manufacturing processes and increases in the manufactured number of G4 PLATINUM systems. DexCom’s sales of G4 PLATINUM systems in 2014 were primarily due to increased market demand for the G4 PLATINUM system resulting from increased public awareness of the product, improvements in reimbursement from various third party payors as a result of growing acceptance of continuous glucose monitoring (“CGM”) as a distinct category of diabetes treatment technology, and improved product functionality.

In future filings, DexCom will clarify the relative proportion of the sales volume increase attributable to disposable sensors and durable products and clarify how the relative “mix” of sales of G4 PLATINUM compared to SEVEN PLUS changed, consistent with the foregoing. DexCom supplementally advises the Staff that sales of the SEVEN PLUS ceased in the third quarter of 2014.

2.
As a related matter, given your disclosure here regard product “mix” and the differing products and functionalities described on pages 3 and 11, please tell us and revise future filings to disclose the three-year revenue information required by Regulation S-K Item 101(c)(1)(i) as it relates to your disposable products, durable products and the different durable products you offer.

Regulation S-K, Item 101(c)(1)(i) requires disclosure “for each of the last three fiscal years the amount or percentage of total revenue contributed by any class of similar products or services which accounted for 10 percent or more of consolidated revenue in any of the last three fiscal years or 15 percent or more of consolidated revenue, if total revenue did not exceed $50,000,000 during any of such fiscal years.” During the last three fiscal years, DexCom has sold only one material product namely its platform for continuous glucose monitoring (i.e., SEVEN PLUS and G4 PLATINUM), which is comprised of several component parts: sensor (disposable), transmitter (durable) and receiver (durable).

DexCom considers the SEVEN PLUS and the G4 PLATINUM to be a single product line because DexCom’s product development strategy is one in which DexCom’s most newly introduced CGM system replaces the previous generation system and production of the previous generation system is discontinued. DexCom’s other nonambulatory products, including the in-hospital GlucoClear system and SweetSpot, have each contributed only de minimis revenues and accounted for 7% of DexCom’s total consolidated revenues, in the aggregate, in fiscal year 2012 and less than 3% of total consolidated revenues, in the aggregate, in each of fiscal years 2013 and 2014. Therefore, DexCom respectfully advises the Staff that it believes it has complied with the reporting provisions of Regulation S-K Item 101(c)(1)(i) and that further disclosure is not required.

Item 11 Executive Compensation, page 55

3.
Please tell us, and revise future filings to disclose, how the factors you cite relate to the amount of equity you award to each named executive officer. For example, you state on page 43 of your definitive proxy statement that awards were granted based on company and individual performance, expected future contributions, and competitive market data. You also refer to conservation of cash resources. However, it is unclear from your disclosure how these factors relate to the amount of equity award. For example, what elements of company and individual performance were considered? Was each factor you note weighted equally? If not, explain the reason for the different weights assigned.

DexCom grants equity awards to its executive officers based upon prior performance, the importance of retaining their services and with the goal of providing each executive officer with an incentive to manage the business from the perspective of an owner with an equity stake in the business to help DexCom attain its long-term goals. DexCom establishes annual equity target amounts after taking into account peer group total compensation data, and DexCom has historically emphasized equity compensation to preserve its cash resources until it reaches profitability. While DexCom does not utilize a formula to determine the extent to which an executive officer’s equity target may be adjusted, it considers his or her individual performance over the past year, and the relative importance of retaining such officer, in recommending an annual equity grant for that officer to the compensation committee of DexCom’s Board of Directors. As discussed in DexCom’s Compensation Discussion and Analysis, DexCom also evaluates the number of vested equity awards compared to unvested equity awards currently held by executive officers in determining additional grants.

In future filings, DexCom will disclose how the above factors relate to the amount of equity awarded to each named executive officer.

********

As requested, in connection with responding to the Staff’s comments, DexCom acknowledges that:

•	DexCom is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	DexCom may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned should you have any questions or comments at (858) 875-5369, or in my absence, Jess Roper, DexCom’s Senior Vice President and Chief Financial Officer at (858) 200-0223.

Sincerely,

/s/ John D. Lister

John D. Lister
Senior Vice President and General Counsel

cc:	Kevin Sayer, President and Chief Executive Officer
Jess Roper, Senior Vice President and Chief Financial Officer
DexCom, Inc.

Robert A. Freedman
Michael A Brown
Fenwick & West LLP

3